

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2020

Scott McNeill
Chief Executive Officer, Chief Financial Officer, and Director
Switchback II Corporation
5949 Sherry Lane, Suite 1010
Dallas, TX 75225

>   **Re: Switchback II Corporation**
>   **Draft Registration Statement on Form S-1**
>   **Submitted November 2, 2020**
>   **CIK 0001829730**

Dear Mr. McNeill:

We have reviewed your draft registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing the information that you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted November 2, 2020

Exhibits

1. File the consent of each director nominee as an exhibit to the registration statement. See Rule 438 of Regulation C under the Securities Act.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Douglas E. McWilliams, Esq.